UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell”Transport and Trading Company, p.l.c.

CREDIT RATING

Royal Dutch and Shell Transport have today received the following advice from

Standard & Poors

Summary: Royal Dutch/Shell Group of Companies

Publication date: 19-Apr-2004

Credit Analysts: Emmanuel Dubois-Pelerin, Paris (33) 1-4420-6673;

Eric Tanguy, Paris (33) 1-4420-6666; Olivier Beroud, London (44) 20-7176-3508;

Credit Rating: AA+/Watch Neg/A-1+

Rationale

On April 19, 2004, Standard & Poor's Ratings Services downgraded to ‘AA+’from 'AAA' ITS long-term ratings on the Royal Dutch/Shell Group of Companies (Shell) and its fully owned subsidiaries Shell Oil Co., Shell Petroleum N.V., and Shell Petroleum Co. Ltd. These ratings remain on CreditWatch with negative implications, where they were placed on Jan. 9, 2004.

The rating actions followed Shell's announcement today of a further negative recategorization of proved hydrocarbons reserves and its release of the audit report on the company’s past booking process, which highlighted areas of durably weak corporate governance where very significant digressions from SEC rules originated. The ratings were originally placed on CreditWatch following a previous recategorization (see "Shell LT Ratings on Watch Neg Upon Hydrocarbon Reserve Announcement, ST Ratings Afrmd 'A-1+'", published on Jan. 9, 2004, on RatingsDirect, Standard & Poor's Web-based credit analysis system).

Following the broad external review of 90% of the group’s proved reserves and the approval of the Group Audit Committee’s review of events leading to the recategorizations,

  In addition to recategorizations announced Jan. 9 and March 18, a further approx. 0.3 and 0.2 billion boe of proved reserves at year-ends 2002 and 2003 will be recategorized as non-proven, about one-third of which refering to developed reserves;

  As a result, the final amount of recategorization at year-end 2002 is now seen at 4.35 billion boe, up from the 3.9 billion boe announced Jan. 9, and the 2003 reserve replacement ratio at about 60%;

  A review of the carrying value of a large number of assets required minor impairments totaling $66 million after-tax; Shell decided to restate its 2000-2002 financial statements and revise 2003 earnings announced Feb. 5, with its 2000-2003 net income being restated by some $360 million cumulatively (compared to some $45 billion net earnings).

  The group’s Chief Financial Officer (CFO) resigned from her position and has been replaced by the group controller, as Acting CFO. The Chairman of the Committee of Managing Directors and the upstream division’s Chief Executive Officer resigned early March 2004.

Although Shell’s reserves and reserve life indicators were only modestly impacted on a proved-developed basis by recent announcements and the recategorization announced today is relatively modest, it is nonetheless the third one announced since Jan. 9, 2004. A successful upstream division, notably in exploration, is key to an oil and gas integrated companies’creditworthiness; therefore, despite Shell’s downstream strengths and its very conservative financial profile and policies, Standard & Poor’s considers that the following features are not consistent with maintaining its AAA rating on Shell:

  A short reserve life of 10.2 years at year-end 2003, some 2-3 years below peers;

  A very weak, 50%-60% 1999-2003 ratio of production replacement by proved reserves, overall stagnant production through 2003-2006 and the abandonment of future production targets have reduced the visibility on the group’s upstream division;

  While the financial impact on historical figures is modest, and there is no cash impact, the quality of Shell’s upstream exploration spending is confirmed to have been well below Standard & Poor’s expectations at the previous rating level and future cash spending need may prove higher than expected so far to maintain the resource base consistent with previous ratings.

Standard & Poor's will resolve the CreditWatch only when definitive results from Shell's review of its proved reserves and full accounts for 2003 are obtained, and will focus on:

  Shell's past and current procedures for proved-reserve booking, including compared with peers, the key operations and projects involved in the recategorizations, Shell's long-term production and reserve profile and related capital-spending needs.

  Past digressions from adequate corporate-governance procedures and remedial actions undertaken by the new management, including: frequency and rigor of internal audits, clear separation of auditors’ reporting lines from management and Shell’s decision to systematically use external consultants, a rarity among OECD-based major oil companies.

  Any wider-ranging aspect of the group’s governance and structure that may influence creditworthiness, notably through internal reporting, controls and decision-making procedures.

Liquidity.

Shell's liquidity position is unaffected by the announcement and has likely benefited from very strong cashflows year-to-date related to exceptionally high global hydrocarbon prices, which should remain strong in the near term.

At Dec. 31, 2003, the company's high short-term debt of $11.0 billion (including $1.3 billion of nonrecourse debt in a consolidated 64%-owned subsidiary) was only partially covered by cash and equivalents of $2.0 billion, $2.5 billion in unused committed credit lines (as of April 8, 2004) and liquid and immediately available long-term financial investments. The group, however, enjoys superior internal liquidity and access to global banks. Free cash flow after dividends at normalized price conditions is modest, though ongoing disposal proceeds are strengthening liquidity.

Ratings List

RATINGS DOWNGRADED, REMAINING ON CREDITWATCH Royal Dutch/Shell Group of Companies

Shell Oil Co.

Shell Petroleum N.V.

Shell Petroleum Co., Ltd.

	TO	FROM
Long-term corporate credit rating	AA+/Watch Neg	AAA/Watch Neg

RATINGS AFFIRMED Royal Dutch/Shell Group of Companies

Shell Oil Co.

Shell Petroleum N.V.

Shell Petroleum Co., Ltd.

Short-term corporate credit rating A-1+

NB: This list does not include all ratings. All short term ratings were affirmed.

Contact:

Investor Relations

Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations

Andy Corrigan	+44 20 7934 5963
Herman Kievits	+31 70 377 8750

The Hague, April 19, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

General Attorney (M.C.M. Brandjes)

Date: 19 April 2004